August 6, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Senior Staff Accountant

Re: Arena Group Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed April 1, 2022

File No. 001-12471

Ladies and Gentlemen:

We are counsel in the above matter for The Arena Group Holdings, Inc. (the “Company”). This letter confirms our recent phone conversation during which the Company was granted additional time through September 19, 2022 to respond to the above referenced comment letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated August 19, 2022 (the “Comment Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2021 (File No. 001-12471) filed with the Commission on April 1, 2022. As discussed, the Company will provide a response to the Comment Letter by Monday, September 19, 2022.

Very truly yours,

Baker & Hosteter LLP

/s/ Jeffrey Berg
Jeffrey Berg
(310) 442-8850
jberg@bakerlaw.com

Cc:	The Arena Group Holdings, Inc.
Julie Fenster, General Counsel